UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: August 5, 2015

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title
4.1	Sale Agreement dated June 19, 2015, among certain sellers and ECAF I Ltd.

4.2	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited.

4.3	Amendment to Credit Agreement dated April 22, 2015, among Fly Funding II S.A.R.L., each Borrower Party, the Consenting Lenders and the Replacement Lenders, Wells Fargo Bank Northwest, N.A., as Collateral Agent and Citibank N.A., as Administrative Agent.

99.1	Fly Leasing Limited’s interim report for the quarter ended June 30, 2015.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; and Registration Statement on Form F-3, as amended (Reg. No. 333-197912), first filed with the Securities and Exchange Commission on August 6, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: August 5, 2015	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Title
4.1	Sale Agreement dated June 19, 2015, among certain sellers and ECAF I Ltd.

4.2	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited.

4.3	Amendment to Credit Agreement dated April 22, 2015, among Fly Funding II S.A.R.L., each Borrower Party, the Consenting Lenders and the Replacement Lenders, Wells Fargo Bank Northwest, N.A., as Collateral Agent and Citibank N.A., as Administrative Agent.

99.1	Fly Leasing Limited’s interim report for the quarter ended June 30, 2015.

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